Exhibit 11

MBIA INC. AND SUBSIDIARIES
COMPUTATION OF EARNINGS PER SHARE ASSUMING DILUTION
(In thousands except per share amounts)

	Three months ended September 30		Nine months ended September 30

	2002	2001	2002	2001

Net income	$164,138	$154,520	$461,888	$413,653

Diluted weighted-average shares:
Basic weighted-average shares outstanding	146,526	148,346	147,377	148,146
Effect of stock options	756	1,085	1,004	1,041
Unallocated ESOP shares	47	102	47	102

Diluted weighted-average shares:	147,329	149,533	148,428	149,289

Basic EPS	$1.12	$1.04	$3.13	$2.79

Diluted EPS	$1.11	$1.03	$3.11	$2.77